DenseLight Semiconductors

Co. Reg No. 200004082G
ISO 9001:2008 Certified Company

6 Changi North Street 2 Singapore 498831
Tel: +65 64154488 Fax: +65 64154438
www.denselight.com

Private & Confidential

December 27, 2016 ***via email to***

Mr. Rajan Rajgopal

Dear Mr. Rajgopal,

EMPLOYMENT WITH DENSELIGHT SEMICONDUCTORS PTE LTD.

DENSELIGHT SEMICONDUCTORS PTE LTD. ("**Company**") is pleased to offer you employment in the position of General Manager, on the terms and conditions set out below:

1. **Conditions**

This Letter and your employment by the Company are conditional on:

(a) If required, background checks satisfactory to the Company including without limitation, verification of your prior employment, educational qualifications, professional qualifications, and any criminal records checks relevant to your position;

(b) if applicable, satisfactory pre-employment medical examination report by the Company's appointed doctor; and

(c) if you are not a citizen or permanent resident of Singapore, obtaining and maintaining the necessary work or employment passes or permits from the relevant authorities to work in Singapore.

You undertake that by virtue of acceptance of the terms and conditions of this Letter, you will not be in breach of any express or implied terms of any contract or of any other obligation binding on you.

In the event that any one or more of the above conditions is not satisfied or is breached, the Company may terminate this Letter and your employment at any time with immediate notice.

	Start Date of Employment	The commencement date ("**Start Date**") of your employment shall be determined by mutual agreement on or before 12:00pm in Singapore on Friday, December 30, 2016, after which this offer shall be withdrawn.
2.	**Position**	You will be employed in the position of President and General Manager. The Company reserves the right, at its absolute discretion, to change your job designation from time to time.
3.	**Probation**	The first three (3) months of your employment will be a probation period. At any time during or at the end of the probationary period, either the Company or you may terminate the employment with or without reason at any time by giving the other party two (2) weeks termination notice or salary in lieu of notice. Your employment will be confirmed after you have been issued a letter of confirmation from the Company.
4.	**Place of Employment**	Your principal place of employment shall be in the Company's Singapore office located at 6 Changi North Street 2, Changi North Industrial Estate, Singapore 498831. You may be required to travel and work abroad as necessary for the proper discharge and fulfilment of your duties.
5.	**Hours of Work**	Your working days/hours are 8.30am – 5.30pm, Mondays to Friday. The Company reserves the right to revise, amend or extend the working days/hours should the need arise. You may be required to perform your duties beyond the normal working days/hours, in accordance with the Company's operational exigencies.
6.	**Overtime**	Unless required by law, you are not entitled to any overtime payment.
7.	**Duties**	Your duties are set out in **Schedule 1**, or such other duties reasonably determined from time to time by the Company.

8. **Monthly Basic Salary**

During your employment, the Company will pay you a base salary of US Dollars 18,333.34 monthly (equal to US$ 220,000.00 annually).

Salaries are normally paid into your designated bank account by the end of each calendar month.

Salaries are reviewed once a year. Adjustments to your basic salary, if any, are at the absolute discretion of the Company, and shall be communicated to you in writing.

Save for your base salary, all payments and benefits under this Letter are discretionary benefits and do not form part of your contractual remuneration or salary for the purposes of calculating any other benefit or otherwise.

9. **Variable Incentive Bonus**

At the absolute discretion of the Company, you may be entitled to a variable incentive bonus at the end of each financial year.
Such incentive bonus (if any) shall be paid to you within ninety (90) days after such determination by the Company.

The structure for determining the incentive bonus appears below. The specific targets will be established by the Company within thirty (30) days of the actual Start Date of you Employment with the Company.

Your first annual Variable Incentive Bonus (VIB) will be based on the following:

- Variable amount = 25% of Annual Basic Salary
- Full Year Revenue Target = SGD ____________
- Full Year EBITDA Target = SGD _____________
- Full Year EBITDA Target Allowance = ___________
- Multiplier may be applied to the Variable Amount

US$55,000 will be earned upon achievement of both the Full Year Revenue Target and the Full Year EBITDA Target.

- If both Targets are achieved, the VIB will be 100% of the Variable Amount. If only one Target is achieved and not the other, then the VIB will be 50% of the Variable Amount. If the Revenue Target is achieved and the EBITDA achieved is within the EBITDA Target plus the EBITDA Target Allowance, then the VIB will be 50% of the Variable Amount, with no multiplier. In the event that the Target Revenue is achieved, but the

achieved EBITDA misses the Target EBITDA by the EBITDA Target Allowance, the VIB will be zero.

- In the event that the EBITDA Target is achieved AND the Revenue Target is exceeded, then the VIB shall be adjusted proportionately according to the following multiplier:
  - 101% to 150% of Target = 1.01 to 1.50 times the VIB.
  - Maximum VIB = 150% of Target
- For the avoidance of doubt, as an example, in the event that the Target Revenue is set to SGD 8 million and the Company achieves SGD 10 million of Revenue and EBITDA Target is SGD 1 million (with an allowance of 0.5 million) and the Company achieves an EBITDA of SGD 1.2 million, the VIB shall be US$68,750 calculated as follows:
  - EBITDA Target = SGD 1 million or better
  - Revenue above Target = SGD 2 million
  - Revenue Target exceeded by 2/8= 25%
  - VIB = 1.25 x Variable Amount = US$68,750
  - Maximum VIB = 1.5x = US$82,500
- In the event that the Revenue Target is exceeded but the EBITDA Target is missed by an amount <u>not exceeding</u> SGD ______ then the VIB shall be adjusted proportionately according to the following formula:
  - EBITDA Target = SGD ___________
  - EBITDA Achieved = SGD ____________
  - Revenue above Target = SGD ___million
  - Revenue Target exceeded by 2/8 = 25%
  - VIB = 0.5 times (1.25 x Variable Amount) = SGD _________
  - Maximum VIB = SGD __________
  - For the avoidance of doubt, in the event that the Full Year EBITDA Target is missed by more than SGD _________, even though the Revenue Target is met or exceeded, the VIB shall be ___________.

For the purpose of the VIB, "Revenue" shall mean sales by the Company of products and services, including revenue or reimbursements for Non-Recurring Engineering (NRE) that is conducted primarily by the Company within the DenseLight operation, except for work performed in connection with the Indian Space Research Organization (ISRO). "EBITDA" shall be defined as Operating Profit plus any amounts included in

Operating Expenses that are related to Interest payments, taxes, depreciation and amortization, or non-cash expenses related to stock or stock option grants.

10. **Expenses**

The Company will reimburse you (against receipts or other appropriate evidence satisfactory to the Company) for all reasonable telephone, travelling, hotel, entertainment and other out-of-pocket expenses properly incurred by you in the course of your employment, in accordance with the Company policies.

11. **Central Provident Fund**

If you are a citizen or permanent resident of Singapore, the Company will make monthly contributions to the Singapore Central Provident Fund ("**CPF**") as required under the Central Provident Fund Act (Cap 36) of Singapore ("**CPF Act**"). The Company will deduct from each monthly salary payment made, the maximum amount that may be recovered by the Company under the CPF Act.

12. **Income Tax**

You are responsible for the payment of income tax payable in respect of any payments and benefits made to you by the Company in respect of your employment.

13. **Deductions / Withholdings**

All payments made to you under this Letter are subject to deductions and/or withholdings as required by applicable law.

Subject to law, the Company reserves the right to deduct from your salary and/or from any sums that may be payable by the Company to you any overpayments or other amounts which you owe to the Company (including without limitation salary advances, loans and excess annual leave payments).

14. **Annual Leave**

Upon the completion of your probationary period, you will be entitled to eighteen (18) days paid annual leave, which shall increase to twenty-one (21) days after the first anniversary of your employments.

Entitlement to paid annual leave will accrue pro rata on a monthly basis from the commencement date of employment, but can only be utilised after you complete 3 months of service.

Advance notice of at least one (1) week must be given to the Company prior to the taking of annual leave.

Any unused leave entitlement which is carried forward to the next calendar year must be utilised by the end of that next calendar year, and will otherwise be forfeited if it remains unutilised.

During any notice of termination, accrued annual leave may not be taken except with the consent of the Company, and shall be taken if so required by the Company. Any balance of accrued unused annual leave will be paid out upon termination except in the case of termination for breach.

15. **Public Holidays**

You will be entitled with normal remuneration to all gazetted public holidays in Singapore.

The Company may require you to work on a public holiday in which case you are entitled either to an alternative holiday or to any payment required by law. Any alternative holiday day must be taken at a time that is mutually agreed between you and the Company.

16. **Sick Leave**

Upon completion of 3 months of service, you will be entitled to paid sick leave (sixty (60) days hospitalization leave, inclusive of fourteen (14) days outpatient sick leave), subject to you producing a medical certificate from a registered medical practitioner covering the period of your absence.

Your sick leave entitlement is not cumulative from year to year.

17. **Sickness Absence**

You must inform the Company as soon as possible on the first day of absence if you are absent from work by reason of illness or injury and, where possible, provide an indication of your likely return date.

The Company reserves the right to require you to undergo a medical examination with a doctor appointed by the Company, at the Company's expense, at any time during the course of the employment (and regardless of whether you are absent on sick leave). You agree that the Company shall be granted unconditional access in full to any report(s) prepared as a result of such examination and that you will grant such consents to third parties including doctors, as may be required to give effect to this provision.

18. **Other Statutory Leave**

You are entitled to all other statutory leave for which you

qualified for.

Taking of any statutory leave can only be done so with the consent of the Company and requires advance notice of at least one (1) week.

19. **Stock Options**

As General Manager you will be eligible to participate in the Company's Stock Options Plan (SOP). Subject to approval by the Board of Directors of the Company's parent, POET Technologies, Inc. (POET) at its next regular meeting, you will be granted 500,000 options to purchase POET's common stock. Within six months of your employment, or the conduct of POET's Annual General Meeting (whichever comes first), and subject to approval by the Board of Directors of POET, you will be granted an additional 500,000 options. All option grants are administered at the discretion of POET in accordance with the terms and conditions of its Stock Option Plan. The SOP currently includes the following basic terms:

- Option Strike Price: Closing price of POET stock as traded on the TSX on the date of the grant
- Vesting is time-based over four (4) years, as follows:
  - Year 1 - 25% of the grant vested upon the first anniversary of the grant;
  - Years 2, 3 and 4 – 6.25% of the grant at the end of each quarter for the 12 quarters following the first anniversary of the grant.
- Options expire on the 10th anniversary of the grant
- Options must be exercised within a defined period of time following your separation from the Company for any reason, as specified in POET's Stock Option Plan document.

20. **Insurance**

You will be eligible to participate in such insurance benefits as the Company may obtain for its staff from time to time under its group medical insurance scheme, subject to the insurer's requirements and policy terms (as may be amended from time to time).

The Company reserves the right, at its absolute discretion, to vary and/or reduce any of the rules or benefits of the insurance plans (including the level of cover) and/or to terminate your participation in any plans at any time without providing a replacement or compensation.

21. **Discretionary Benefits**

In addition, you may also be eligible to the discretionary benefits that the Company provides for its employees from time to time in accordance with the prevailing Company policies at the time.

These discretionary benefits are provided to you at the Company's absolute discretion and do not form part of your contractual remuneration or salary for the purposes of calculating any other benefit or otherwise. Such benefits may be varied, reduced or withdrawn by the Company at any time without replacement or compensation.

22. **Other Interests**

During your employment, you must not engage in, be concerned, undertake or be interested in, whether directly or indirectly, any business or occupation which is in competition with the Company or any Affiliate, or without the prior consent of the Company become an employee or director or agent or partner of any other person, firm or company.

Nothing in this Letter shall be taken as preventing you from being or becoming a holder of not more than 1% of the securities of a listed corporation that are quoted and dealt on any recognized stock exchange.

23. **Intellectual Property and Confidentiality**

The covenants in **Schedule 2** form an integral part of the terms and conditions of your employment.

24. **Protection of the Company's Interests**

The covenants in **Schedule 3** form an integral part of the terms and conditions of your employment.

25. **Data Protection**

You are required to sign and return the Employee Personal Data Consent Statement set out in **Schedule 4**.

26. **Policies and Procedures**

As a Company employee, you must abide by all policies and procedures of the Company (including but not limited to any Employee Handbook, any anti-corruption and bribery policies and any Company rules and regulations) which may be introduced, varied, reduced and/or withdrawn by the Company from time to time. Non-compliance with any such policies and procedures may result in action being taken against you which may include but not limited to termination of employment, suspension, demotion, transfer, withholding or forfeiture of pay or bonus.

Notwithstanding the above, the policies and procedures of the

Company are for the benefit of the Company and do not impose any obligations on the Company; and are not incorporated into and do not form part of this Letter.

In the event of any inconsistency between the provisions of this Letter and any policies and procedures, the provisions of this Letter shall prevail.

27. **Anti-Corruption and Bribery**

The Company takes a zero tolerance approach to corruption and bribery. You must comply with all applicable laws and Company policies relating to anti-corruption and bribery policy at all times. Failure to do so will be treated as a disciplinary matter and may result in immediate termination of your employment.

Subject to any regulations issued by the Company which may be applicable to you, you will not be entitled to receive or obtain directly or indirectly any benefits such as money, discount, rebate, commission, gifts or entertainment in respect of any business transacted (whether or not by you) by or on behalf of the Company or any Affiliate. If you (or any firm or company in which you are interested) obtain any such discount, rebate or commission, you must account to the Company for the amount received by you (or a due proportion of the amount received by such company or firm with regard to the extent of your interest).

28. **Updating of Personal Records**

You are required to inform and update the Company of any changes to your Personal Data as soon as practicable and in any case not later than 10 days following such changes.

29. **Termination Notice**

After confirmation of your employment, either you or the Company may terminate your employment by giving the other party at least one (1) months' termination notice or salary in lieu of notice.

In the event that you resign, the Company may waive its right to require you to serve your termination notice and release you from your employment immediately without salary in lieu of notice.

During any such period of notice of termination, the Company may place you on garden leave, during which the Company may, at its absolute discretion:

(a) assign to you reduced or alternative duties;
(b) require you not to contact and/or deal with clients, customers and/or such employees of the Company as the Company may direct; and
(c) exclude you from any premises of the Company or any of its Affiliates.

In the event you are required not to attend work during any such period of notice of termination, you will not be entitled to receive any compensation in respect of any bonus or other benefit which would otherwise be due to you for the period when you are required not to attend work.

The termination of your employment shall be without prejudice to any right that the Company may have in respect of any breach by you of any of the provisions of this Letter that may have occurred prior to such termination.

30. **Termination for Breach**

Notwithstanding any other provision of this Letter, the Company may terminate your employment without prior notice or payment in lieu of notice if you shall at any time commit any act which under common law would entitle the Company to summarily terminate your employment, including but not limited to an act of dishonesty, misdemeanour, negligence, fraud, wilful disobedience, misconduct or breach of duty. Your employment may also be terminated without prior notice or payment in lieu of notice if you at any time:

(a) by your actions of omissions, bring the name or reputation of the Company into serious disrepute or prejudice the interests of the business of the Company;

(b) commit a material breach of any term of this Letter or any other rules and regulations laid down by the Company from time to time in respect of your employment;

(c) be found guilty of any grave misconduct or wilful neglect in the discharge of your duties hereunder;

(d) are convicted of a criminal offence;

(e) become bankrupt, apply for, or a receiving order is made against you, make any composition with your creditors or commit an act of bankruptcy;

(f) become of unsound mind;

(g) shall for a period of 90 days whether consecutive or otherwise, in any period of 12 consecutive months, be incapable of performing your duties hereunder by reason

of ill health, accidental or otherwise; or

(h) (if applicable) cease for any reason to hold a valid employment pass entitling you to work in Singapore.

If your services are terminated under the provisions of this clause, you shall only be entitled to payment of the appropriate amount of basic salary, if any, accrued due to you up to your last day of service with the Company.

31. **Termination obligations**

On termination of your employment or as requested by the Company at any time, you must:

(a) immediately return to the Company all company property including but not limited to:

(i) confidential information, documents, accounts, plans, formulae, designs, specifications, price lists, customer lists, manuals, formats, correspondences, notes, memoranda, reports, lists, computers, databases, drives, disks, emails, access cards, office keys, codes, data listings, office equipment, mobile phone(s), records, tapes, tape recordings, items, materials and all other property whatsoever (whether made or created by you or otherwise) of the Company (including such property as exists in electronic form) or belonging to the Company's clients, Affiliates, vendors and/or business partners; and

(ii) all necessary passwords to enable effective access to your computers, databases, drives, disks, emails, mobile phones and any electronic devices issued to you;

(collectively "**Company Property**"),

(b) having returned all Company Property, irretrievably delete any digital copies of Company Property including but not limited to copies stored on any magnetic or optical disk or memory, personal computer networks, personal e-mail accounts or personal accounts on websites, cloud storage or services, all other mediums known or unknown, and all matters derived from such sources; and

(c) forthwith resign from all offices, including any directorship that you hold with the Company or any Affiliate.

32. **Retirement**	You will retire upon attaining the age of 62 or such other age as prescribed by applicable law. You may be eligible for re-employment after attaining the statutory retirement age, subject to applicable law.
33. **Suspension/Garden Leave**	The Company may suspend you for any reason during your employment or otherwise require you not to attend work and exclude you from any and all of the Company's premises for the duration of such suspension. Except in the case of suspension on the grounds of misconduct, the Company shall continue to pay you your basic salary and provide your contractual benefits for as long as such period of suspension shall continue, provided that you will not be entitled to be compensated for any bonus or other similar incentive or benefit which may otherwise have accrued had you continued to attend at work.
34. **Notices**	Any notice or other communication to or by a party to this Letter must be in legible writing and in English addressed as shown at the commencement of this Letter, or as specified by any party by notice to the other party.
35. **Amendments**	Any amendment to the provisions of this Letter shall be in writing and signed by the parties or their duly authorised representatives.
36. **Severance**	If a clause is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this Letter.
37. **Governing Law / Jurisdiction**	This Letter is governed by the laws of the Republic of Singapore. Parties hereby agree to submit to the exclusive jurisdiction of the Singapore courts.
38. **No third party rights**	Nothing in this Letter is intended to grant to any third party any right to enforce any term of this Letter or to confer on any third party any benefits under this Letter for the purposes of the Contract (Rights of Third Parties) Act (Cap. 53B) the application of which legislation is hereby expressly excluded.
39. **Entire Agreement**	This Letter shall serve as the entire employment agreement between you and the Company, and supersedes, terminates and replaces all existing agreements, arrangements or understanding, whether oral or in writing, between you and

the Company and between you and any Affiliates other than the express representation contained in this Letter. The Schedules form part of this Letter and shall have effect as if set out in full in the body of this Letter.

You agree that no other representations as to employment matters, including remuneration, bonus, equity, career, have been made to you either expressly or by implication by any person on behalf of the Company or any Affiliates with respect to your employment by any of them.

40. **Definition**

In this Letter:

"**Affiliate**" includes any firm, company, corporation or other organisation which:

(a) is directly or indirectly controlled by the Company;
(b) directly or indirectly controls the Company; or
(c) is directly or indirectly controlled by a third party who also directly or indirectly controls the Company,

and the term "**control**" means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of such organisation, whether through the ownership of shares or by contract or otherwise.

We are pleased to have you join the Company. Please acknowledge your acceptance of employment on these terms and conditions by signing and returning the (a) Acceptance and (b) Employee Personal Data Consent Statement, on the duplicate of this Letter, to the undersigned by **December 28, 2016.**

Yours sincerely

Suresh V. Venkatesan, PhD
Chief Executive Officer, POET Technologies, Inc.
Director, Denselight Semiconductors Pte, Ltd.
for and on behalf of
DENSELIGHT SEMICONDUCTORS PTE LTD

Attached:
Schedule 1: Employment Terms
Schedule 2: Intellectual Property and Confidentiality
Schedule 3: Protection of the Company's Interests
Schedule 4: Employee Personal Data Consent Statement

ACCEPTANCE

I, Rajan Rajgopal hereby accept the offer of employment upon the terms and conditions of this Letter.

Dec 28th, 2016

Name: Rajan Rajgopal

Date

NRIC/Passport No.: S2743531I

SCHEDULE 1

Employment Terms

Designation	:	**President and General Manager**
Reporting Line	:	**Suresh V. Venkatesan, CEO**
Duties	:	Your job duties include but are not limited to • Overall responsibility for all aspects of the operation and management of DenseLight Semiconductors, Pte., Ltd. (the Company). • Overall responsibility for the financial and operational performance of the Company, including its growth in sales and profitability, the performance and management of its programs and activities, and the maintenance and preservation of its assets, including its employees, technology and brand name, in accordance with the guidance and direction provided by the Company's parent, POET Technologies, Inc. • Participating in the formulation and implementation of the Company's strategy and tactics, under the guidance and direction of the Company's parent, POET Technologies, Inc. • All other duties assigned to you by the CEO of the Company's parent, POET Technologies, Inc. In addition, during your employment you must: (a) devote your full time and attention during working hours to the performance of your duties; (b) perform to the best of your ability all the duties of your position, and such other functions or work within the Company as the Company may reasonably require; (c) well and faithfully serve the Company and use your utmost endeavors to promote the interests of the Company; and (d) comply with all reasonable and lawful directions and instructions given by the Company. The Company reserves the right, at its absolute discretion, to change and/or reassign duties and responsibilities to you from time to time. You may be required in pursuance of your duties, without further remuneration (except as otherwise agreed), to perform services for and/or accept such office or position in the Company or any Affiliate as the Company may from time to time require. You agree to vacate such office or position at any time if so required by the Company.

SCHEDULE 2

Intellectual Property and Confidentiality

1. **Intellectual Property**

1.1. Unless otherwise disclosed to the Company in writing, you represent and confirm that you do not own and, prior to your employment with the Company, have not made any inventions, original works of authorship, developments, improvements or trade secrets ("**Prior Inventions**") which belong to you or in which you have an interest, whether solely or jointly, which relate in any way to any of the Company's current or proposed businesses, products or research and development. If, in the course of your employment with the Company, you use any Prior Invention or incorporate into a Company or Affiliate product, process or machine any Prior Inventions owned by you or in which you have an interest, you hereby grant the Company a royalty-free, irrevocable, perpetual worldwide license (with the right to sublicense) to make, copy, modify, make derivative works of, use sell and otherwise distribute such Prior Inventions.

1.2. You shall promptly disclose in writing to and hold in trust for the sole benefit of the Company, and you hereby assign to the Company or its nominee, all your right, title and interest throughout the world in and to any discoveries, inventions, original works of authorship, trademarks, developments, ideas, concepts, know-how, research, improvements, methods, processes, designs, products or trade secrets (including, without limitation, any computer programs, algorithms, designs, formulae, new use, technique, drawings and work-in-progress), whether or not registrable as a patent or under copyright or similar laws (the "**Intellectual Property**"), which you may solely or jointly conceive, develop or make, or cause to be conceived, developed or made, whether or not reduced to a tangible form or reduced to practice:

(a) during your employment by the Company; or

(b) which is in any way related to, or may be considered a derivative work of, the Company's or an Affiliate's present or proposed products, services or processes.

1.3. You acknowledge that all Intellectual Property which you conceive, develop or make (solely or jointly with others) during or as a result of your employment with the Company are compensated by your salary.

1.4. You agree to keep and maintain adequate and current written records (which shall include notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks and records in any other format) of all Intellectual Property. Such records shall be available to and remain the sole property of the Company at all times. You shall not remove such records from the Company's premises except with the Company's permission. You shall return all such records (including any copies thereof) to the Company upon the termination of your employment with the Company.

1.5. You shall assist the Company, at its expense, to secure the Company's sole right, title and ownership (including copyrights, patents, trademarks, mask work rights, moral rights or other intellectual property rights) in the Intellectual Property in any country, which assistance includes and is not limited to the disclosure to the Company of all pertinent information and data with respect thereto and the preparation and execution of all powers of attorney, authorisations, applications, specifications, oaths, assignments, records, licenses and other documents which the Company shall deem necessary. Your obligation to provide such assistance shall continue for the duration of and after the termination of your employment, until the expiration of the last such intellectual property right in any country of the world.

1.6. If the Company is unable to secure your performance of such acts necessary or required to apply for or to pursue any application for any local or foreign patents, copyright, mask works or other registrations relating to the Intellectual Property because of your incapacity, unavailability or for any other reason, then you hereby irrevocably appoint the Company and its duly authorized officers and agents as your agent and attorney, to act for and on your behalf to execute and file any such applications and to do all other lawfully permitted acts to apply for, prosecute, issue, maintain or transfer any patent, copyright, mask works or other registration relating to the Intellectual Property with the same legal force and effect as if originally executed or done by you. You undertake to ratify and confirm all acts done by the Company as such attorney.

1.7. You waive and irrevocably discharge the Company, any Affiliate, their respective employees, agents, contractors or licensees, from any and all claims, of any nature whatsoever, which you now or in the future have or may have against the Company, any Affiliate, their respective employees, agents, contractors or licensees, in respect of any infringement by the Company, any Affiliate, their respective employees, agents, contractors or licensees, of any rights relating to the Prior Inventions and Intellectual Property.

1.8. Your obligations under this Schedule survive the termination of your employment with the Company.

2. **Confidentiality**

2.1. You shall strictly preserve the confidentiality of Confidential Information, both during your employment and after its termination. "**Confidential Information**" means any information which may be designated by the Company, any Affiliate(s), any of their respective suppliers or customers or any third party as confidential, or would reasonably be regarded as a trade secret or as confidential or proprietary information, and includes without limitation all information not publicly available which you may (solely or jointly with others) receive, prepare, conceive or develop during the course of your employment and which relates to the business, operations, finances, affairs or other conditions of the Company, any Affiliate(s), its suppliers or customers or any third party and any information delivered thereof.

2.2. You shall during your employment and after its termination use best endeavours to prevent unauthorised use or disclosure of Confidential Information to or by any other person, firm or corporation.

2.3. You shall not use such Confidential Information except during the course of your employment, and for the benefit of and for the proper purposes authorised by the Company.

2.4. You shall not remove any items, documents, materials or records (including digital records) which belong to the Company or any Affiliate, or to their respective clients, or which contain any Confidential Information, from any premises without proper authorisation from the Company.

2.5. All Confidential Information, including all tangible or intangible, physical or electronic records thereof, which you may develop or acquire during the course of your employment or which you develop utilising the Company's resources shall be the Company's property. Whenever the Company requires, during or upon termination of your employment, you shall forthwith surrender the same to someone duly designated by the Company.

2.6. Upon the request of the Company, you shall from time to time sign confidentiality agreements for the protection of Confidential Information, the terms and conditions of which shall be in accordance with the requirements of the Company.

2.7. You represent, confirm and undertake that your performance of all the terms of your employment with the Company has not breached and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by you prior or subsequent to the commencement of your employment with the Company.

2.8. You further undertake not to disclose to the Company or use any inventions, confidential or non-public information or material belonging to any of your prior employers, clients or to any other third party, and you shall not by any act or omission cause or induce the Company to use the same.

2.9. Nothing in this Letter shall prevent you from complying with a requirement by law, regulation or court order to disclose any of the Confidential Information. However, in such event, you shall notify the Company promptly so that the Company may seek a protective order or other appropriate remedy. Regardless of whether such protective order or other remedy is obtained, you shall furnish only that portion of the Confidential Information which is required, and exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to the Confidential Information so disclosed.

SCHEDULE 3

Protection of the Company's Interests

1. During your employment and for a period of twelve (12) months from the date you cease employment with the Company ("**Termination Date**"), you undertake that you will not, within the Restricted Area:

   (a) engage in, be concerned in, undertake, be employed by or be interested in, any business or occupation, in competition with the Relevant Business. Nothing herein prohibits you from being or becoming a holder of not more than 1% of the securities of a listed corporation that are quoted and dealt on any recognized stock exchange.

   (b) solicit or entice away, or attempt to solicit or entice away any Client or Partner of the Company and/or its Affiliates (whether directly or indirectly, on your own account or in conjunction with or on behalf of any other person or entity).

   (c) solicit or entice away, or attempt to solicit or entice away, any Restricted Employee of the Company (whether directly or indirectly, on your own account or in conjunction with or on behalf of any other person or entity).

2. You agree that each of the undertakings above shall be construed separately and if one or more of the undertakings is found to be void or unenforceable, the validity of the remaining undertakings shall not be affected. If any undertaking is found to be void or unenforceable but would be valid and enforceable if some part(s) are deleted, such restriction shall apply with such deletion as may be necessary to make it valid and enforceable.

3. You acknowledge that if any of the undertakings are breached, the Company and/or its Affiliates will suffer irreparable and continuing damage for which damages are insufficient, and the Company and/or its Affiliates shall be entitled to injunctive relief and/or decree for specific performance, and such other relief as may be proper (including damages if appropriate), to the extent permitted by law.

4. In this Schedule,

   "**Client**" means any person or entity:

   (d) who at any time during the Relevant Period was a client of the Company and/or its Affiliates (whether or not goods or services were actually provided during such period) or to whom during the Relevant Period, the Company and/or its Affiliates was actively and directly seeking to supply goods or services, in either case for the purposes of the Relevant Business; and

   (e) with whom you had material dealings for the conduct of the Relevant Business during the Relevant Period, and about whom you were in possession of confidential information or had acquired personal knowledge in the course of your employment, so as to give or be reasonably likely to give you influence over such person or entity.

   "**Restricted Employee**" means an employee:

(a) whom you worked with directly during the Relevant Period, and about whom you received confidential information or acquired personal knowledge in the course of your employment, so as to give or be reasonably likely to give you influence over such employee; and

(b) whose departure from the Company and/or its Affiliates will have a material impact on the Company and/or its Affiliates.

"Partner" means:

any contact generated by the Company and/or its Affiliates for the purpose of furthering its business interests (including, without limitation any person contracted to supply goods or services to the Company and/or its Affiliates), and with whom you had material dealings for the conduct of the Relevant Business during the Relevant Period, and about whom you were in possession of Confidential Information or had acquired personal knowledge in the course of your employment, so as to give or be reasonably likely to give you influence over such contact.

"Relevant Business" means:

any business of the Company and/or its Affiliates in which you were materially involved or about which you had access to Confidential Information at any time during the Relevant Period.

"Relevant Period" means

6 months before the Termination Date.

"Restricted Area" means:

Singapore and/or any place you had worked in and/or had material conduct of the Relevant Business during your employment.

SCHEDULE 4

Employee Personal Data Consent Statement

1. I consent to **DENSELIGHT SEMICONDUCTORS PTE LTD ("Company")** and any of its affiliates or subsidiaries (collectively "**Group**"), collecting, using, disclosing and/or transferring outside of Singapore (individually and/or collectively "**Processing**"), including through any authorised third party acting on its or their behalf, my Personal Data for any purpose directly or indirectly connected with:

   (i) managing or terminating my employment including but not limited to background, reference and medical checks; human resource management and administration; employee monitoring on work computers, phones and other devices; employee monitoring on personal computers, phones and other devices where the employee has provided authorization to the Company to monitor such devices for work-related purposes; travel, visa and immigration processing; training; compensation and employee benefits; insurance; staff welfare; team building; staff directories; career-related matters; communications in relation to death, illness, injury or emergency; dealing with government agencies; compliance with the Group's rules and policies; employment decisions including end of employment; end of employment administration and procedures, post-termination benefits and incentives; providing employment references; consideration for other job positions within the Group; contractual or statutory obligations;

   (ii) the administration, management and/or operation of the business of the Group including but not limited to security, health and safety; technical and operational support; audits, compliance and risk management; newsletters; marketing and business development; events; third parties' contact and/or security requirements; statistics; business continuity management;

   (iii) any business asset transaction; and/or

   (iv) compliance with applicable laws and regulations and/or legal proceedings, during and for a reasonable period after termination of my employment to the extent permitted by law.

2. Where I provide personal data concerning other individuals such as my family members and referees ("**Third Parties**"), I confirm that I have obtained the Third Parties' consent for their personal data to be Processed for any of the purposes set out in this Consent Statement.

3. I acknowledge and agree that Processing such Personal Data is necessary and that should I not consent to such Processing, the Company may decide not to proceed with and/or continue my employment.

4. In this Consent Statement, "**business asset transaction**" and "**Personal Data**" have the meanings defined in the Singapore Personal Data Protection Act 2012.

[signature]

Name: Rajan Rajgopal
NRIC/Passport No.: S2743531I

Dec 30,2016
Date